May 22, 2019

Asa Abeliovich
President and Chief Executive Officer
Prevail Therapeutics Inc.
430 East 29th Street, Suite 940
New York, NY 10016

       Re: Prevail Therapeutics Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 8, 2019
           CIK No. 0001714798

Dear Dr. Abeliovich:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 23, 2019 letter.

Amendment No. 1 to DRS

Prospectus Summary
Risks Affecting Our Business, page 3

1. We note your response to prior comment 3; however, your revised disclosure on page 4 does not address uncertainties and risks relating specifically to viral-vector based gene therapy. Accordingly, please refer to the final two sentences of prior comment 3 and revise your disclosures on pages 4-5 accordingly.
 Asa Abeliovich
FirstName LastNameAsa Abeliovich
Prevail Therapeutics Inc.
Comapany NamePrevail Therapeutics Inc.
May 22, 2019
Page 2
May 22, 2019 Page 2
FirstName LastName
Risk Factors
Our amended and restated certificate of incorporation that will become effective upon the closing. . ., page 66

2. We note your disclosure that your choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise to clarify whether your exclusive forum provision applies to Securities Act claims.
Use of Proceeds, page 71

3. Please revise to disclose the approximate research and development amounts intended to be used for (i) the PR006 program and (ii) the PR004 program.
Business
Safety and Biodistribution in Non-Human Primates, page 108

4. We note your revised disclosures on page 108. Please revise your discussion to indicate whether you determined the timing of the sacrifices, and the number of NHPs sacrificed at each time point, prior to commencement of the study.
5.       We acknowledge your revised disclosures in response to prior comment
13. As
         previously noted, revise the "Safety" subsection to describe the dosages used in the toxicology studies in healthy non-human primates to the extent not otherwise described in the preceding section.


       You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance
cc:      Divakar Gupta - Cooley LLP